Filed Pursuant to Rule 433
Registration No. 333-202524
January 24, 2017
FREE WRITING PROSPECTUS
(To Prospectus dated March 5, 2015,
Prospectus Supplement dated March 5, 2015 and
Equity Index Underlying Supplement dated March 5, 2015)

HSBC USA Inc.

Buffered Notes with Fixed Semiannual Coupons and Bonus Coupon Linked to the S&P 500® Index

▸ Buffered Notes with Fixed Semiannual Coupons and Bonus Coupon linked to the S&P 500® Index

▸ A term of 4 years

▸ Semiannual coupon payments of 3.00% per annum (1.50% payable semiannually) of the principal amount

▸ Additional bonus coupon payment of 25% of the principal amount at maturity if the return of the reference asset is greater than or equal to [15% - 17%] (to be determined on the pricing date)

▸ You will not participate in any appreciation in the level of the reference asset

▸ Repayment of principal at maturity if the return of the reference asset is greater than or equal to the buffer amount of -15%

▸ If the reference return is less than the buffer amount, you will lose approximately 1.1765% of the principal amount for each 1% that the reference return is below the buffer amount, with up to 100% of your principal amount at risk

▸ All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Buffered Notes with Fixed Semiannual Coupons and Bonus Coupon (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-15 of this free writing prospectus.

The Estimated Initial Value of the Notes on the Pricing Date is expected to be between $970 and $995 per Note, which may be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-5 and "Risk Factors" beginning on page FWP-9 of this document for additional information.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-9 of this document, page S-1 of the accompanying prospectus supplement and page S-2 of the accompanying Equity Index Underlying Supplement.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note	$1,000		
Total			

[1] Neither HSBC USA Inc. nor any of its affiliates will pay any underwriting discounts. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-15 of this free writing prospectus.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC ◆

HSBC USA Inc.

Buffered Notes with Fixed Semiannual Coupons and Bonus Coupon
Linked to the S&P 500® Index

Indicative Terms*

Principal Amount	$1,000 per Note
Term	4 years
Reference Asset	S&P 500® Index ("SPX")
Coupon Rate	3.00% per annum (1.50% payable semiannually) of the Principal Amount
Buffer Amount	-15%
Payment at Maturity per Note	On the Maturity Date, for each Note, we will pay you the Final Settlement Value in addition to the final coupon payment and the Bonus Coupon, if payable.
Bonus Coupon	On the Maturity Date, for each Note, we will pay you the Bonus Coupon of 25% of the Principal Amount ($250 per $1,000 in Principal Amount) if the Reference Return on the Final Valuation Date is greater than or equal to the Bonus Coupon Threshold.
Bonus Coupon Threshold	[15% - 17%] (to be determined on the Pricing Date)
Final Settlement Value	**If the Reference Return is greater than or equal to the Buffer Amount:** $1,000 (zero return). **If the Reference Return is less than the Buffer Amount:** $1,000 + [$1,000 × (Reference Return + 15%) × Downside Leverage Factor]. If the Reference Return is less than the Buffer Amount, you will lose approximately 1.1765% of the Principal Amount for each 1% that the Reference Return is less than the Buffer Amount, and you will lose up to 100% of the Principal Amount at maturity. For example, if the Reference Return of the Least Performing Underlying is -30%, you will suffer a 17.6470% loss and receive 82.3529% of the Principal Amount.
Downside Leverage Factor	1/0.85 (approximately 1.1765)
Reference Return	$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$
Initial Level	See page FWP-4
Final Level	See page FWP-4
Coupon Payment Dates	See page FWP-4
Trade Date	January 27, 2017
Pricing Date	January 27, 2017

Original Issue Date	February 1, 2017
Final Valuation Date	January 27, 2021
Maturity Date	February 1, 2021
CUSIP/ISIN	40433UM29/US40433UM297

* As more fully described beginning on page FWP-4.

The Notes

The Buffered Notes with Fixed Semiannual Coupons and Bonus Coupon are designed for investors who believe the Reference Asset will not depreciate over the term of the Notes by more than 15% and who seek fixed semiannual coupon payments, regardless of the performance of the Reference Asset. On the Final Valuation Date, if the Reference Return is below the Buffer Amount, then you will lose approximately 1.1765% of the Principal Amount for every 1% decline in the Reference Asset by more than 15%. On the Final Valuation Date, if the Reference Return is greater than or equal to [15% - 17%] (to be determined on the Pricing Date), you will receive the Bonus Coupon payment of 25% of the Principal Amount at maturity. You could lose up to 100% of the Principal Amount at maturity. Even with the coupon payments, your return on the Notes may be negative. In addition, you will not participate in any increase in the level of the Reference Asset, except as reflected in any Bonus Coupon payment.

Information about the Reference Asset

The S&P 500® Index ("SPX")

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top 5 industry groups by market capitalization as of December 30, 2016 were: Information Technology, Financials, Health Care, Consumer Discretionary and Industrials.



The graph above illustrates the daily performance of the Reference Asset from January 1, 2008 through January 20, 2017. The closing levels in the graph above were obtained from the Bloomberg Professional® Service. Past performance is not necessarily an indication of future results. For further information on the Reference Asset please see "The S&P 500® Index" on page FWP-14 and in the accompanying Equity Index Underlying Supplement. We have derived all disclosure regarding the Reference Asset from publicly available information. Neither HSBC USA Inc. nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about the Reference Asset.



HSBC USA Inc.
Buffered Notes with Fixed Semiannual Coupons and Bonus Coupon

Linked to the S&P 500® Index

The offering of the Notes will have the terms described in this free writing prospectus and the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying Equity Index Underlying Supplement, prospectus supplement or prospectus, the terms described in this free writing prospectus shall control.

This free writing prospectus relates to an offering of Notes linked to the performance of the S&P 500® Index (the "Reference Asset"). The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. as described below. The following key terms relate to the offering of Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	The S&P 500® Index (Ticker: SPX)
Trade Date:	January 27, 2017
Pricing Date:	January 27, 2017
Original Issue Date:	February 1, 2017
Final Valuation Date:	January 27, 2021, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement.
Maturity Date:	3 business days after the Final Valuation Date, and expected to be February 1, 2021. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.
Payment at Maturity:	On the Maturity Date, for each Note, we will pay you the Final Settlement Value in addition to the final coupon payment and the Bonus Coupon, if applicable.
Bonus Coupon:	On the Maturity Date, for each Note, in addition to the final coupon payment, we will pay you the Bonus Coupon of 25% of the Principal Amount ($250 per $1,000 in Principal Amount) if the Reference Return on the Final Valuation Date is greater than or equal to the Bonus Coupon Threshold.
Bonus Coupon Threshold:	[15% - 17%] (to be determined on the Pricing Date)
Final Settlement Value:	*If the Reference Return is greater than or equal to the Buffer Amount*, you will receive $1,000 per $1,000 in Principal Amount (zero return).
	If the Reference Return is less than the Buffer Amount, you will receive a cash payment on the Maturity Date, per $1,000 in Principal Amount, calculated as follows:
	$1,000 + [$1,000 × (Reference Return + 15%) × Downside Leverage Factor].
	Under these circumstances, you will lose approximately 1.1765% of the Principal Amount for each 1% that the Reference Return is below the Buffer Amount. For example, if the Reference Return is -60%, you will suffer a 52.9411% loss and receive 47.0588% of the Principal Amount at maturity. **If the Reference Return is less than the Buffer Amount, you will lose up to 100% of the Principal Amount at maturity.**
	All payments on the Notes are subject to our credit risk.
Reference Return:	The quotient, expressed as a percentage, calculated as follows: $$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$
Buffer Amount:	-15%
Initial Level:	The Official Closing Level of the Reference Asset on the Pricing Date.
Final Level:	The Official Closing Level of the Reference Asset on the Final Valuation Date.
Coupon Rate:	3.00% per annum (1.50% payable semiannually) of the Principal Amount
Coupon Payment Dates:	Semiannually, the 1st day of each February and August, commencing on August 1, 2017, up to and including the Maturity Date. The Coupon Payment Dates are subject to postponement as described under "Additional

Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement and "Payments on the Notes—Coupon" on page FWP-7 below.

Downside Leverage Factor: 1/0.85 (approximately 1.1765)

Official Closing Level: The closing level of the Reference Asset on any scheduled trading day as determined by the calculation agent based upon the level displayed on Bloomberg Professional® service page "SPX <INDEX>" or on any successor page on the Bloomberg Professional® service or any successor service, as applicable.

CUSIP/ISIN: 40433UM29/US40433UM297

Form of Notes: Book-Entry

Calculation Agent: HSBC USA Inc. or one of its affiliates.

Listing: The Notes will not be listed on any U.S. securities exchange or quotation system.

Estimated Initial Value: The Estimated Initial Value of the Notes may be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, may be less than the price to public and may differ from the market value of the Notes in the secondary market, if any."

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the Notes.

GENERAL

This free writing prospectus relates to an offering of Notes linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify the offering and to reject orders in whole or in part. Although the offering of Notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015 and the Equity Index Underlying Supplement dated March 5, 2015. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-9 of this free writing prospectus, page S-1 of the prospectus supplement and page S-2 of the Equity Index Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The Equity Index Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014327/v403626_424b2.htm

▸ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

PAYMENTS ON THE NOTES

Payment at Maturity

On the Maturity Date, for each Note you hold, we will pay you the Final Settlement Value plus the final coupon payment, and, if applicable, the Bonus Coupon. The Final Settlement Value, which is an amount in cash, will be determined as follows:

▶ *If the Reference Return is greater than or equal to the Buffer Amount*, you will receive $1,000 per $1,000 Principal Amount (zero return).

▶ *If the Reference Return is less than the Buffer Amount*, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:

$$\$1,000 + [\$1,000 \times (\text{Reference Return} + 15\%) \times \text{Downside Leverage Factor}].$$

Under these circumstances, you will lose approximately 1.1765% of the Principal Amount for every 1% that the Reference Return is below the Buffer Amount. For example, if the Reference Return is -60%, you will suffer a 52.9411% loss and receive 47.0588% of the Principal Amount at maturity, subject to the credit risk of HSBC. **You should be aware that if the Reference Return is less than the Buffer Amount, you will lose up to 100% of the Principal Amount at maturity.**

Fixed Coupons

On each semiannual Coupon Payment Date, for each $1,000 Principal Amount of Notes, you will be paid an amount equal to the product of (a) $1,000 multiplied by (b) the Coupon Rate. The expected Coupon Payment Dates are the 1st day of each February and August, commencing on August 1, 2017, up to and including the Maturity Date. If any Coupon Payment Date falls on a day that is not a business day, the related coupon payment will be made on the immediately succeeding business day. In the case of the final Coupon Payment Date that is also the Maturity Date, in the event the Maturity Date is postponed as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement, such final Coupon Payment Date will be postponed until the postponed Maturity Date. In no event, however, will any additional interest accrue on the Notes as a result of any of the foregoing postponements. For information regarding the record dates applicable to the Coupons paid on the Notes, please see the section entitled "Description of Notes — Interest and Principal Payments — Recipients of Interest Payments" beginning on page S-12 in the accompanying prospectus supplement.

Bonus Coupon

On the Maturity Date, for each Note, in addition to the final coupon payment, we will pay you the Bonus Coupon of 25% of the Principal Amount ($250 per $1,000 in Principal Amount) if the Reference Return on the Final Valuation Date is greater than or equal to the Bonus Coupon Threshold.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Reference Sponsor

S&P Dow Jones Indices LLC, a part of McGraw-Hill Financial, is the reference sponsor of the Reference Asset.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

- You seek an investment that will pay a periodic coupon, and that will return the Principal Amount if the Reference Asset does not depreciate by more than 15%.
- You are willing to invest in the Notes based on the fact that your maximum potential return is the coupon being offered with respect to the Notes, together with the Bonus Coupon, if payable.
- You understand that you may not receive the Bonus Coupon.
- You are willing to make an investment that is exposed to the negative Reference Return on an approximately 1.1765-to-1 basis for each percentage point that the Reference Return is below the Buffer Amount.
- You understand that you may lose up to 100% of the Principal Amount.
- You are willing to invest in the Notes based on the Coupon Rate of 3.00% per annum (1.50% payable semiannually) of the Principal Amount.
- You are willing to accept the risk and return profile of the Notes versus conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.
- You are willing to forgo distributions paid to holders of the stocks included in the Reference Asset.
- You do not seek an investment for which there is an active secondary market.
- You are willing to hold the Notes to maturity.
- You are comfortable with the creditworthiness of HSBC, as issuer of the Notes.

The Notes may not be suitable for you if:

- You believe the Reference Return will be less than the Buffer Amount on the Final Valuation Date.
- You are unwilling to invest in the Notes based on the fact that your maximum potential return is the coupon being offered with respect to the Notes, unless the Bonus Coupon is payable.
- You are unwilling to make an investment that is exposed to the negative Reference Return on an approximately 1.1765-to-1 basis for each percentage point that the Reference Return is below the Buffer Amount.
- You are unwilling to invest in the Notes based on the Coupon Rate of 3.00% per annum (1.50% payable semiannually) of the Principal Amount.
- You seek an investment that provides a full return of principal.
- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.
- You prefer to receive the distributions paid to holders of the stocks included in the Reference Asset.
- You seek an investment for which there will be an active secondary market.
- You are unable or unwilling to hold the Notes to maturity.
- You are not willing or are unable to assume the credit risk associated with HSBC, as issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement and on page S-2 of the accompanying Equity Index Underlying Supplement. Investing in the Notes is not equivalent to investing directly in any of the stocks comprising the Reference Asset. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying Equity Index Underlying Supplement and prospectus supplement, including the explanation of risks relating to the Notes described in the following sections:

▸ "— Risks Relating to All Note Issuances" in the prospectus supplement; and

▸ "— General Risks Related to Indices" in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the Notes may result in a loss.

You will be exposed to the decline in the Final Level from the Initial Level by more than 15%. If the Reference Asset declines by more than 15%, you will lose approximately 1.1765% of the Principal Amount of your Notes for every 1% that the Reference Return is below the Buffer Amount. Accordingly, if the Reference Return is below the Buffer Amount, your Final Settlement Value will be less than the Principal Amount, and you will lose up to 100% of the Principal Amount at maturity. Even with the coupon payments, your return on the Notes may be negative.

You will not participate in any appreciation in the level of the Reference Asset.

The Notes may not pay more than the Principal Amount plus any unpaid coupon payments at maturity. Even if the level of the Reference Asset appreciates over the term of the Notes, you will not participate in that appreciation, except as reflected in any Bonus Coupon payment. Assuming the Notes are held to maturity, the maximum amount payable with respect to the Notes will not exceed the sum of the Principal Amount plus the coupon payments (including the Bonus Coupon, if payable). If the Bonus Coupon is not payable, then regardless of the extent to which the level of the Reference Asset increases, your return will not exceed the return represented by the total amount of the coupon payments. In some cases, you may earn significantly less by investing in the Notes than you would have earned by investing in an instrument directly linked to the performance of the Reference Asset, or by investing directly in the securities included in the Reference Asset.

The amount payable on the Notes is not linked to the level of the Reference Asset at any time other than the Final Valuation Date.

The Final Level will be based on the Official Closing Level of the Reference Asset on the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the level of the Reference Asset appreciates during the term of the Notes other than on the Final Valuation Date but then decreases on the Final Valuation Date to a level that is less than 80% of the Initial Level, the Final Settlement Value may be less, and may be significantly less, than it would have been had the Final Settlement Value been linked to the level of the Reference Asset prior to such decrease, and the Bonus Coupon may not be payable. Although the actual level of the Reference Asset on the Maturity Date or at other times during the term of the Notes may be higher than the Final Level, the amount to be paid at maturity will be based solely on the Official Closing Level of the Reference Asset on the Final Valuation Date.

Credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity and the coupons payable (including the Bonus Coupon, if payable), depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

No dividend payments or voting rights.

As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the stocks comprising the Reference Asset would have.

Changes that affect the Reference Asset may affect the market value of the Notes and the amount you will receive at maturity.

The policies of the reference sponsor of the Reference Asset concerning additions, deletions and substitutions of the constituents comprising the Reference Asset and the manner in which the reference sponsor takes account of certain changes affecting those constituents may affect the level of the Reference Asset. The policies of the reference sponsor with respect to the calculation of the Reference Asset could also affect the level of the Reference Asset. The reference sponsor may discontinue or suspend calculation or dissemination of the Reference Asset. Any such actions could affect the value of the Notes and their return.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full amount payable on the Notes.

The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, may be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes will be calculated by us on the Pricing Date and may be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Pricing Date may be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the level of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 10 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Reference Asset relative to its Initial Level. We cannot predict the Final Level of the Reference Asset. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or the return on your Notes. The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the total payment on the Notes on a $1,000 investment in the Notes for a hypothetical range of performances for the Reference Return from -100% to +75%. The following results are based solely on the assumptions outlined below. The "Hypothetical Total Return on the Notes" as used below is the number, expressed as a percentage, that results from comparing the "Hypothetical Total Payment on the Notes" per $1,000 in Principal Amount to $1,000. The potential returns described here assume that your Notes are held to maturity. You should consider carefully whether the Notes are suitable to your investment goals. The following table and examples assume the following:

▶ Principal Amount: $1,000

▶ Term: 4 years

▶ Downside Leverage Factor: 1/0.85 (approximately 1.1765)

▶ Coupon Rate: 3.00% per annum (1.50% payable semiannually) of the Principal Amount

▶ Buffer Amount: -15%

▶ Bonus Coupon: 25% of the Principal Amount ($250 per $1,000 in Principal Amount)

▶ Hypothetical Bonus Coupon Threshold*: Paid at maturity if the Reference Return is greater than or equal to 16% (the midpoint of the Bonus Coupon Threshold range)

*The actual Bonus Coupon Threshold will be determined on the Pricing Date.

Hypothetical Reference Return	Total Coupon Payable Over the Term of the Notes	Hypothetical Final Settlement Value	Hypothetical Total Payment on the Notes	Hypothetical Total Return on the Notes
75%	$370.00	$1,000.000	$1,370.000	37.0000%
65%	$370.00	$1,000.000	$1,370.000	37.0000%
55%	$370.00	$1,000.000	$1,370.000	37.0000%
45%	$370.00	$1,000.000	$1,370.000	37.0000%
35%	$370.00	$1,000.000	$1,370.000	37.0000%
25%	$370.00	$1,000.000	$1,370.000	37.0000%
20%	$370.00	$1,000.000	$1,370.000	37.0000%
17%	$370.00	$1,000.000	$1,370.000	37.0000%
16%	**$120.00**	**$1,000.000**	**$1,370.000**	**37.0000%**
10%	$120.00	$1,000.000	$1,120.000	12.0000%
0%	$120.00	$1,000.000	$1,120.000	12.0000%
-5%	$120.00	$1,000.000	$1,120.000	12.0000%
-10%	$120.00	$1,000.000	$1,120.000	12.0000%
-15%	**$120.00**	**$1,000.000**	**$1,120.000**	**12.0000%**
-20%	$120.00	$941.176	$1,061.176	6.1176%
-30%	$120.00	$823.529	$943.529	-5.6470%
-40%	$120.00	$705.882	$825.882	-17.4117%
-50%	$120.00	$588.235	$708.235	-29.1764%
-60%	$120.00	$470.588	$590.588	-40.9411%
-70%	$120.00	$352.941	$472.941	-52.7058%
-80%	$120.00	$235.294	$355.294	-64.4705%
-90%	$120.00	$117.647	$237.647	-76.2352%
-100%	$120.00	$0.000	$120.000	0.0000%

The following examples indicate how the total payment on the Notes would be calculated with respect to a hypothetical $1,000 investment in the Notes.

Example 1: The Reference Return is 10%.

Reference Return:	10%
Total Return on the Notes:	**12.00%**

Because the Reference Return is greater than the Buffer Amount, the Final Settlement Value would be $1,000 per $1,000 in Principal Amount.

Example 1 shows that on the Maturity Date you will receive the return of your Principal Amount if the Reference Return is greater than or equal to the Buffer Amount. In addition, over the term of the Notes you will receive total fixed coupon payments of $120.00 per $1,000 in Principal Amount, regardless of the performance of the Reference Asset. On the Maturity Date, we will pay you the Bonus Coupon of $250.00 if the Reference Return is greater than or equal to 16%. You will not receive the Bonus Coupon in this example because the Reference Return is not greater than or equal to 16%. Therefore, with the total fixed coupon payments of $120.00 over the term of the Notes, the total payment on the Notes is $1,120.00 per $1,000 in Principal Amount.

Example 2: The Reference Return is 20%.

Reference Return:	20%
Total Return on the Notes:	**37.00%**

Because the Reference Return is greater than the Buffer Amount, the Final Settlement Value would be $1,000 per $1,000 in Principal Amount.

Example 2 shows that on the Maturity Date you will receive the return of your Principal Amount if the Reference Return is greater than or equal to the Buffer Amount. In addition, over the term of the Notes you will receive total fixed coupon payments of $120.00 per $1,000 in Principal Amount, regardless of the performance of the Reference Asset. On the Maturity Date, we will pay you the Bonus Coupon of 25% of the Principal Amount if the Reference Return is greater than or equal to 16%. You will receive the Bonus Coupon of $250.00 because the Reference Return is greater than 16%. Therefore, with the total fixed coupon payments of $120.00 over the term of the Notes, the total payment on the Notes is $1,370.00 per $1,000 in Principal Amount.

Example 3: The Reference Return is -5.00%.

Reference Return:	-5%
Total Return on the Notes:	**12.00%**

Because the Reference Return is greater than the Buffer Amount, the Final Settlement Value would be $1,000 per $1,000 in Principal Amount.

Example 3 shows that on the Maturity Date you will receive the return of your Principal Amount if the Reference Return is greater than or equal to the Buffer Amount, even if the Reference Return is less than zero. In addition, over the term of the Notes you will receive total fixed coupon payments of $120.00 per $1,000 in Principal Amount, regardless of the performance of the Reference Asset. You will not receive the Bonus Coupon in this example because the Reference Return is not greater than or equal to 16%. Therefore, with the total fixed coupon payments of $120.00 over the term of the Notes, the total payment on the Notes is $1,120.00 per $1,000 in Principal Amount.

Example 4: The Reference Return is -80%.

Reference Return:	-80%
Total Return on the Notes:	**-64.4725%**

Here, the Reference Return is -80%. Because the Reference Return is less than the Buffer Amount of -15%, the Final Settlement Value would be $235.275 per $1,000 in Principal Amount, calculated as follows:

$$\$1,000 + [\$1,000 \times (\text{Reference Return} + 15\%) \times 1/0.85]$$

$$= \$1,000 + [\$1,000 \times (-80\% + 15\%)] \times 1/0.85$$

$$= \$235.294$$

On the Maturity Date, we will pay you the Bonus Coupon of $250.00 if the Reference Return is greater than or equal to 16%. You will not receive the Bonus Coupon in this example because the Reference Return is not greater than or equal to 16%. Therefore, with the total fixed coupon payments of $120.00 over the term of the Notes, the total payment on the Notes is $355.294 per $1,000 in Principal Amount.

Example 4 shows that you will lose approximately 1.1765% of the Principal Amount for every 1% decline in the Reference Asset beyond the Buffer Amount of -15%. YOU MAY LOSE UP TO 100% OF THE PRINCIPAL AMOUNT AT MATURITY. In addition, over the term of the Notes, you will receive total fixed coupon payments of $120.00 per $1,000 in Principal Amount, regardless of the performance of the Reference Asset.

THE S&P 500® Index ("SPX")

Description of the SPX

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure the performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top 5 industry groups by market capitalization as of December 30, 2016 were: Information Technology, Financials, Health Care, Consumer Discretionary and Industrials.

For more information about the SPX, see "The S&P 500® Index" beginning on page S-44 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the SPX

The following graph sets forth the historical performance of the SPX based on the daily historical closing levels from January 1, 2008 through January 20, 2017. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the SPX should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the SPX on the Final Valuation Date.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine (i) the accelerated Final Settlement Value due and payable in the same general manner as described in "Final Settlement Value" in this free writing prospectus and (ii) any accrued but unpaid interest payable based upon the Coupon Rate calculated on the basis of a 360-day year consisting of twelve 30-day months. We will also determine if the Bonus Coupon is payable. In such a case, the third scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Reference Return. If a Market Disruption Event exists with respect to the Reference Asset on that scheduled trading day, then the accelerated Final Valuation Date will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will be the fifth business day following such accelerated postponed Final Valuation Date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers, or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this free writing prospectus. Neither HSBC USA Inc. nor any of its affiliates will pay any underwriting discounts.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a contingent income-bearing pre-paid executory contract with respect to the Reference Asset. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a Note as a contingent income-bearing pre-paid executory contract with respect to the Reference Asset. Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described herein. For example, the Notes could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes subject to the treatment described under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes" in the accompanying prospectus supplement.

We will not attempt to ascertain whether any of the entities whose stock is included in the Reference Asset would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in the Reference Asset were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the Reference Asset and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in the Reference Asset is or becomes a PFIC or a USRPHC.

U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as Executory Contracts" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus supplement). Pursuant to the approach discussed above, we intend to treat any gain or loss upon maturity or an earlier sale, exchange or call as capital gain or loss in an amount equal to the difference between the amount you receive at such time (other than with respect to a coupon) and your tax basis in the Note. Any such gain or loss will be long-term capital gain or loss if you have held the Note for more than one year at such time for U.S. federal income tax purposes. Your tax basis in a Note generally will equal your cost of the Note. In addition, the tax treatment of the coupons is unclear. Although the tax treatment of the coupons is unclear, we intend to treat any coupon, including on the Maturity Date, as ordinary income includible in income by you at the time it accrues or is received in accordance with your normal method of accounting for U.S. federal income tax purposes.

Non-U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations—Tax Treatment of Non-U.S. Holders" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to non-U.S. holders (as defined in the accompanying prospectus supplement). Because the U.S. federal income tax treatment (including the applicability of withholding) of coupon payments on the Notes is uncertain, the entire amount of the coupon payment will be subject to U.S. federal income tax withholding at a 30% rate (or at a lower rate under an applicable income tax treaty). We will not pay any additional amounts in respect of such withholding.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, the IRS has issued guidance that states that the U.S. Treasury Department and the IRS intend to amend the effective dates of the U.S. Treasury regulations to provide that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2018. Accordingly, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Asset or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

Foreign Account Tax Compliance Act. The Internal Revenue Service has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the accompanying prospectus supplement) on payments of gross proceeds from a sale, exchange, redemption or other disposition of the Notes will only apply to dispositions after December 31, 2018.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

TABLE OF CONTENTS

Free Writing Prospectus

General	FWP-6
Payment at Maturity	FWP-7
Investor Suitability	FWP-8
Risk Factors	FWP-9
Illustrative Examples	FWP-12
The S&P 500® Index	FWP-14
Events of Default and Acceleration	FWP-15
Supplemental Plan of Distribution (Conflicts of Interest)	FWP-15
U.S. Federal Income Tax Considerations	FWP-16

Equity Index Underlying Supplement

Risk Factors	S-2
The DAX® Index	S-7
The Dow Jones Industrial Average℠	S-9
The EURO STOXX 50® Index	S-11
The FTSE® 100 Index	S-13
The Hang Seng® Index	S-14
The Hang Seng China Enterprises Index	S-16
The KOSPI 200 Index	S-19
The MSCI Indices	S-22
The NASDAQ 100 Index®	S-26
The Nikkei 225 Index	S-30
The PHLX Housing Sector℠ Index	S-32
The Russell 2000® Index	S-36
The S&P 100® Index	S-40
The S&P 500® Index	S-44
The S&P 500® Low Volatility Index	S-47
The S&P BRIC 40 Index	S-50
The S&P MidCap 400® Index	S-52
The TOPIX® Index	S-55
Additional Terms of the Notes	S-57

Prospectus Supplement

Risk Factors	S-1
Pricing Supplement	S-8
Description of Notes	S-10
Use of Proceeds and Hedging	S-33
Certain ERISA Considerations	S-34
U.S. Federal Income Tax Considerations	S-37
Supplemental Plan of Distribution (Conflicts of Interest)	S-58

Prospectus

About this Prospectus	1
Risk Factors	2
Where You Can Find More Information	3
Special Note Regarding Forward-Looking Statements	4
HSBC USA Inc.	6
Use of Proceeds	7
Description of Debt Securities	8
Description of Preferred Stock	19
Description of Warrants	25
Description of Purchase Contracts	29
Description of Units	32
Book-Entry Procedures	35
Limitations on Issuances in Bearer Form	40
U.S. Federal Income Tax Considerations Relating to Debt Securities	40
Plan of Distribution (Conflicts of Interest)	49
Notice to Canadian Investors	52
Notice to EEA Investors	53
Notice to UK Investors	54
UK Financial Promotion	54
Certain ERISA Matters	55
Legal Opinions	57
Experts	58

You should only rely on the information contained in this free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$ Buffered Notes with Fixed Semiannual Coupons and Bonus Coupon Linked to the S&P 500® Index

January 24, 2017

FREE WRITING PROSPECTUS